Ropes and Gray LLP

1211 Avenue of the Americas

New York, NY 10036-8704

www.ropesgray.com

January 2, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention:

Laura Hatch

Re:

Stone Harbor Investment Funds (the “Funds”) (1940 Act File No. 811-22037)

Dear Ms. Hatch:

On behalf of the Funds, we are writing this letter in response to a conversation between you and Allyson Burg of Stone Harbor Investment Partners LP, by telephone on December 30, 2013, relating to the shareholder report for the Funds filed with the Securities and Exchange Commission (the “Commission”) on August 8, 2013 (the “Report”).  This letter responds to a specific comment from you, which is summarized before the response below.

Comment:

For certain securities identified in the Report’s Statement of Investments as being originally issued pursuant to Regulation S under the Securities Act of 1933, please identify whether the securities are liquid and whether the securities’ values are discounted due to any resale restriction.

Response: The Funds believe there is generally a market for Regulation S securities outside of the United States, and inside the United States after the fixed-income securities have been “seasoned” and are considered tradable in the United States under Sections 4(a)(1) or 4(a)(3) under the Securities Act of 1933.  See generally Excerpt from Resale of Restricted Securities, Changes to Method of Determining Holding Period of Restricted Securities Under Rules 144 and 145 (Investment Company Act Rel. No. 17452) (April 23, 1990) (“The Commission recognizes that foreign securities would not necessarily be illiquid for purposes of the [restriction on illiquid securities], despite their restricted nature, if the foreign security can be freely traded in a foreign securities market and all the facts and circumstances support a finding of liquidity.”)  Therefore, the Funds consider these securities to be “liquid” unless the Funds determine that the securities cannot be sold within seven days at approximately the amount at which the Funds have valued the security.

On behalf of the Funds, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Funds will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Funds.

Sincerely,

/s/ R. Brent Bates

R. Brent Bates

cc:

Adam J. Shapiro

Allyson Burg

Michael G. Doherty